1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)

No.8, Li-Hsin Rd. 6,
Hsin-chu Science Park
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                   .)

FOR IMMEDIATE RELEASE

CONTACT IN TAIWAN
Elizabeth Sun / Julie Chan /
Eric Chiang / Mark Go
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2080/ 2087/2088

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

Operating Results Review:

Summary:

	(Amount in NT$ billion except noted otherwise)	3Q04	2Q04	3Q03	QoQ	YoY
EPS	(NT$ per com. shr.)	1.20	1.00	0.65	19.5%	84.6%
	(US$ per ADR unit)	0.18	0.15	0.09

	Net Sales	69.74	64.87	54.88	7.5%	27.1%
	Gross Profit	32.14	28.14	21.45	14.2%	49.9%
	Operating Expense	(6.02)	(6.01)	(4.96)	0.2%	21.4%
	Non-Operating Items	2.01	0.99	0.22	103.5%	808.7%
	Net Income	27.93	23.41	15.17	19.3%	84.1%

	Wafers Shipped (kpcs 8 inch-equiv.)	1,333	1,282	992	4.0%	34.4%
	Capacity Utilization	103%	106%	98%	–2.2%	5.6%

	Net Profit Margin	40.1%	36.1%	27.6%

Remarks:

The third quarter EPS of NT$1.20 represents a 19.5% increase compared with 2Q04. The unconsolidated operating results of 3Q04 are summarized below:

Net sales increased 7.5% to NT$69.7 billion compared with NT$64.9 billion in the second quarter due mainly to a 4.0% increase in wafer shipments and a 1.4% increase in wafer average selling price (ASP), further helped by a 1.8% weaker local currency to US dollar exchange rate.

Gross profit improved to NT$32.1 billion, representing a 14.2% increase from the previous quarter. Gross margin increased to 46.1% from 43.4% in 2Q04 driven by higher levels of wafer output, continuing improvement on 12-inch wafer yield, and a better product mix.

Operating expenses remained relatively flat at NT$6.0 billion.

Combined non-operating income and long-term investments’ gains more than doubled to NT$2.0 billion over the previous quarter. This quarter’s significant gain was due mainly to higher returns earned from short-term money market investments, a gain from foreign currency translation, higher royalty income received, and an improved operating performance by TSMC subsidiary/affiliates.

Income before tax rose 21.7% sequentially to NT$28.1 billion. The Company’s provision for tax expenses of NT$2.9 billion was partially offset by an investment tax credit of NT$2.7 billion. TSMC’s 3Q04 net income increased 19.3% to NT$27.9 billion while net margin improved to 40.1% from the previous quarter’s 36.1%.

Taiwan Semiconductor Manufacturing Company, Ltd. October 26, 2004	Page 2

I.   Revenue Analysis

I-1.   Wafer Sales Analysis

By Application	3Q04	2Q04	3Q03
Computer	31%	27%	36%
Communication	42%	45%	36%
Consumer	20%	22%	21%
Industrial/Others	5%	5%	5%
Memory	2%	1%	2%

By Technology	3Q04	2Q04	3Q03
0.13um-	30%	25%	19%
0.15/0.18um	38%	42%	47%
0.25um	14%	15%	19%
0.35um+	10%	10%	8%
0.50um+	8%	8%	7%

By Customer Type	3Q04	2Q04	3Q03
Fabless	69%	68%	73%
IDM	31%	31%	26%
System	0%	1%	1%

By Geography	3Q04	2Q04	3Q03
North America	75%	73%	76%
Asia Pacific	11%	12%	11%
Europe	7%	7%	5%
Japan	7%	8%	8%

Revenue Analysis:

Net sales increased 7.5% to NT$69.7 billion compared with NT$64.9 billion in the second quarter. The growth in net sales was attributable to a 4.0% increase in wafer shipments and a 1.4% increase in wafer average selling price (ASP), further helped by a 1.8% weaker local currency to US dollar exchange rate.

Computer applications represent this quarter’s principle revenue driver, while revenues from communication applications remained at the same level. After strong growth in the second quarter, revenues from consumer applications declined slightly.

Demand from advanced technologies - defined as 0.13-micron and below - strengthened in 3Q04. Revenue contribution from advanced technology wafers improved to 30% of total wafer sales, compared to 25% in the previous quarter.

Fabless and IDM wafer sales weightings during the quarter remained similar to the previous quarter.

Geographically, the weightings for North America increased by two percentage points, while Asian and Japan markets declined by one percentage point. Meanwhile, Europe’s sales weightings remained unchanged.

ASP Trend:

During the third quarter, the average selling price in U.S. dollars increased 1.4% compared to last quarter’s 3.2% increase. This quarter’s ASP increase was attributable to a better product mix.

Taiwan Semiconductor Manufacturing Company, Ltd. October 26, 2004	Page 3

II.   Utilization & Capacity

Utilization Rate:

Overall capacity utilization levels declined slightly from 106% in the second quarter to 103% in the third quarter.

II-2.   Capacity

		1Q04	2Q04	3Q04	4Q04	2004
Fab/(Wafer size)		(Act.)	(Act.)	(Act.)	(Est.)	(Est.)
Fab-2	(6”)[1]	217	228	237	248	930
Fab-3	(8”)	208	221	246	247	922
Fab-5	(8”)	106	116	123	124	470
Fab-6	(8”)	187	196	214	217	813
Fab-7	(8”)	51	35	40	40	165
Fab-8	(8”)	182	202	216	224	823
Fab-12	(12”)[2]	43	52	69	80	244
Fab-14	(12”)[2]				6	6
TSMC-owned capacity 8”-equivalent Kpcs		953	1,014	1,128	1,184	4,279
Wafer Tech	(8”)	88	92	97	97	373
SSMC	(8”)	29	33	34	39	136
TSMC (Shanghai)	(8”)				1	1
Total TSMC-managed 8”-equivalent Kpcs		1,070	1,138	1,259	1,320	4,788

Note:	1.	Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is by dividing this number by 1.78
	2.	Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is by multiplying this number by 2.25

Capacity:

Total TSMC managed capacity in 3Q04 was 1,259 kpcs/quarter in terms of 8-inch equivalent wafers, representing 10.6% sequential capacity growth, where 12-inch wafer capacity increased by 32.7% sequentially.

Overall installed capacity for year 2004 is to remain at about 4.8 million 8-inch equivalent wafers.

Taiwan Semiconductor Manufacturing Company, Ltd. October 26, 2004	Page 4

III. Profit & Expense Analysis

III-1.   Gross Profit Analysis

(Amount: NT$ billion)	3Q04	2Q04	3Q03
COGS	37.6	36.7	33.4
Depreciation	13.7	14.0	14.0
Other MFG Cost	23.9	22.8	19.4

Gross Profit	32.1	28.1	21.4

Gross Margin
– TSMC	46.1%	43.4%	39.1%
– TSMC w/o affiliates	51.9%	49.1%	43.0%

Gross Profit Analysis:

Gross profit improved to NT$32.1 billion, representing a 14.2% increase from the previous quarter. Gross margin increased to 46.1% from 43.4% in 2Q04 mainly due to higher levels of wafer output, continuing improvement on 12-inch wafer yield, and a better product mix.

During the quarter, the gross margin from TSMC’s own fab manufacturing activities grew significantly to 51.9%.

III-2.   Operating Expense Analysis

(Amount: NT$ billion)	3Q04	2Q04	3Q03
Total Operating Exp.	6.02	6.01	4.96

SG&A	2.90	3.04	1.89

Research & Development	3.12	2.96	3.07

Operating Expenses:

Operating expenses remained relatively flat at NT$6.0 billion. R&D expenditures were sequentially higher due mainly to further development efforts related to 65-nm process technology. The ratio between R&D expenses to total net sales remained at about 5%. Overall, operating expenses represented 8.6% of net sales, which was lower than last quarter’s 9.3%.

III-3.   Non-Operating Items

(Amount: NT$ million)	3Q04	2Q04	3Q03
Non-Operating Income/(Exp.)	630	(264)	(140)
Net Interest Income/(Exp.)	228	30	(168)
Other Non-Operating	402	(294)	27

L-T Investments	1,378	1,251	361
WaferTech*	1,643	1,433	289
SSMC	268	288	73
Vanguard	326	257	124
TSMC (Shanghai)	(237)	(102)	n/a
Miscellaneous	(622)	(626)	(125)

*	Operation results only; does not include amortization of impaired assets.

Non-Operating Items:

Combined non-operating income and net gains from long-term investments more than doubled to NT$2.0 billion over the previous quarter.

During the quarter, non-operating income amounted to NT$630 million, compared to last quarter’s expense of NT$264 million. This quarter’s significant gain was due mainly to higher returns earned from short-term money market investments, a gain from foreign currency translation, and a higher royalty income received.

A NT$127 million sequential increase in long-term investments’ gains resulted from the general improvement of business operations at WaferTech and Vanguard, offset partially by higher expenses incurred at TSMC (Shanghai).

Taiwan Semiconductor Manufacturing Company, Ltd. October 26, 2004	Page 5

IV.   Financial Condition Review

IV-1.   Liquidity Analysis

(Amount: NT$ billion)	3Q04	2Q04	3Q03
Cash &S-T Investments	124.4	123.3	94.4
Accounts Receivable - Trade	33.4	30.8	25.0
Inventory	12.6	11.7	11.8
Total Current Assets	177.7	173.8	135.2

Accounts Payable and Others	33.3	25.6	18.9
Accrued Liabilities	11.0	23.4	8.3
Total Current Liabilities	44.2	49.0	27.2

Current Ratio (x)	4.0	3.5	5.0

Net Working Capital	133.4	124.8	108.0

Liquidity Analysis:

Total current assets were NT$3.9 billion higher on a sequential basis mainly because of higher accounts receivable.

Meanwhile, total current liabilities decreased significantly as a result of the pay down of cash dividends, partially offset by increased equipment purchases.

As a result, the Company’s current ratio improved to 4.0x and net working capital amounted to NT$133.4 billion, an increase of NT$8.7 billion over the previous quarter.

Receivable/Inventory Days Trend:

Turnover of receivables increased slightly from 42 days in the last quarter to 43 days.

Inventory turnover also increased marginally to 38 days as compared to 36 days in the previous quarter.

IV-3.   Debt Service

(Amount: NT$ billion)	3Q04	2Q04	3Q03
Cash &S-T Investments	124.4	123.3	94.4

Interest-Bearing Debt	35.0	35.0	35.0

Net Cash Reserves	89.4	88.3	59.4

Debt Service:

Net cash reserves, defined as the excess of cash and short term investments over interest-bearing debt, increased by NT$1.1 billion to NT$89.4 billion in 3Q04, reflecting slightly higher cash and short-term investment levels.

Interest-bearing debt remained unchanged at NT$35 billion.

Taiwan Semiconductor Manufacturing Company, Ltd. October 26, 2004	Page 6

V.   Cash Flow & CapEx

V-1.   Cash Flow Analysis

(Amount: NT$ billion)	3Q04	2Q04	3Q03
Net Income	27.9	23.4	15.2
Depreciation & Amortization	15.4	16.0	15.5
Other Op Sources/(Uses)	(5.1)	(3.3)	3.2
Total Op Sources/(Uses)	38.2	36.1	33.9

Capital Expenditure	(16.5)	(22.8)	(8.2)
Short TermInvestment	(4.9)	(24.8)	(8.6)
Long TermInvestment	(7.3)	(5.8)	(0.0)
Other Investing Sources/(Uses)	(0.4)	(0.1)	(0.5)
Net Investing Sources/(Uses)	(29.1)	(53.5)	(17.4)

Treasury Stock	0.0	(6.6)	0.0
Cash dividends paid to common stocks	(12.2)	0.0	0.0
Bonus paid to Employees	(0.7)	0.0	0.0
Paid to directors and supervisors	0.0	(0.1)	0.0
Cash dividends paid to preferred stocks	0.0	(0.2)	0.0
Other Financing Sources/(Uses)	(0.1)	(0.1)	(0.4)
Net Financing Sources/(Uses)	(12.9)	(7.0)	(0.4)

Net Cash Position Changes	(3.9)	(24.4)	16.2

Summary of Cash Flow:

During the quarter, TSMC generated NT$38.2 billion operating cash inflow mainly from net income of NT$27.9 billion and depreciation & amortization of NT$15.4 billion. This was partly offset by increases in net working capital.

Net cash used in investing activities totaled NT$29.1 billion including (i) capital spending of NT$16.5 billion (ii) a continued accumulation of NT$4.9 billion in short-term investments, primarily in various money market instruments (iii) long-term investments of NT$2.8 billion in government and corporate bonds and NT$4.4 billion capital injection to TSMC (Shanghai).

A net financing charge of NT$12.9 billion was largely attributable to the Company’s NT$12.2 billion cash dividends and NT$0.7 billion employee bonus.

As a result, TSMC ended the quarter with a cash balance of NT$78.3 billion.

Operating Cash Flow Trend:

Operating cash flow of NT$38.2 billion was 5.7% higher than the previous quarter due mainly to higher net income.

V-3.   Capital Expenditure

•	TSMC’s actual 3Q04 capital expenditure: US$490 million.

•	During the quarter, capital spending for TSMC (Shanghai) and WaferTech was US$8 million and US$26 million, respectively.

•	Estimated 2004 capital expenditure to be about US$2.4 billion.

Capital Spending:

TSMC’s capital expenditures during the quarter totaled US$490 million. Most of the spending was for 12-inch capacity ramp-up in Fab 12 and Fab 14.

During the quarter, capital spending for TSMC (Shanghai) was US$8 million, while WaferTech amounted to US$26 million. Year-to-date, total capital expenditures for TSMC have amounted to approximately US$1.7 billion.

Management reiterates 2004 capex to be about US$2.4 billion.

Taiwan Semiconductor Manufacturing Company, Ltd. October 26, 2004	Page 7

VI.   Recap of Recent Important Events & Announcements

•	TSMC was Awarded the 2004 National Invention and Creation Award and the Gold Medal Contribution Award by the Ministry of Economic Affairs Intellectual Property Bureau (2004/10/13)

•	TSMC and Freescale to Jointly Develop Silicon-on-Insulator (SOI) Technology focusing on 65-nm process technology (2004/10/12)

•	TSMC Consistently Selected by Common Wealth Magazine as ‘The Most Admired Company’ for Eight Consecutive Years (1997-2004) (2004/10/01)

•	TSMC Ships One Million 0.13-Micron Eight Inch Equivalent Wafers (2004/09/20)

•	TSMC Distinguished by the KNOW Network as ‘Asia’s Most Admired Knowledge Enterprise’ in 2004 (2004/09/01)

•	TSMC Filed a Complaint with the US ITC Alleging that SMIC Misappropriated Trade Secrets and Infringed on Patents (2004/08/18)

Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. UNCONSOLIDATED BALANCE SHEET As of September 30, 2004 and 2003 (Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	September 30, 2004			September 30, 2003		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%

Cash	2,304	78,290	16.9	82,731	21.6	(4,441)	(5.4)
Short Term Investment	1,357	46,128	10.0	11,664	3.1	34,464	295.5
Accounts Receivable - Trade	983	33,415	7.2	24,858	6.5	8,557	34.4
Inventories	372	12,629	2.7	11,813	3.1	816	6.9
Other Current Assets	212	7,220	1.6	4,107	1.1	3,113	75.8

Total Current Assets	5,228	177,682	38.4	135,173	35.4	42,509	31.4

Long Term Investment	1,712	58,186	12.6	34,669	9.1	23,517	67.8

Fixed Assets	14,506	492,964	106.6	425,904	111.4	67,060	15.7
Less Accumulated Depreciation	(8,410)	(285,808)	(61.8)	(233,610)	(61.1)	(52,198)	22.3

Net Fixed Assets	6,096	207,156	44.8	192,294	50.3	14,862	7.7

Other Assets	573	19,484	4.2	20,055	5.2	(571)	(2.8)

Total Assets	13,609	462,508	100.0	382,191	100.0	80,317	21.0

LIABILITIES
Accounts Payables	383	12,997	2.8	9,387	2.5	3,610	38.5
Payables to Contractors and Equipment Suppliers	449	15,261	3.3	9,481	2.5	5,780	61.0
Accured Expenses and Other Current Liabilities	323	10,974	2.4	8,319	2.2	2,655	31.9
Current Portion of Bonds Payable	147	5,000	1.1	-	0.0	5,000	-

Total Current Liabilities	1,302	44,232	9.6	27,187	7.1	17,045	62.7

Bonds Payable	883	30,000	6.5	35,000	9.2	(5,000)	(14.3)
Other Long Term Liabilities	265	9,013	1.9	7,033	1.8	1,980	28.2

Total Liabilities	2,450	83,245	18.0	69,220	18.1	14,025	20.3

SHAREHOLDERS’ EQUITY
Capital Stock	6,842	232,519	50.3	202,666	53.0	29,853	14.7
Capital Surplus	1,663	56,529	12.2	56,847	14.9	(318)	(0.6)
Legal Reserve	751	25,528	5.5	20,802	5.4	4,726	22.7
Special Reserve	-	-	0.0	69	0.0	(69)	-
Retained Earnings	1,942	66,007	14.3	34,226	9.0	31,781	92.9
Treasury Stock	(48)	(1,617)	(0.3)	(1,643)	(0.4)	26	(1.6)
Unrealized Loss on Long-term Investments	0	(3)	(0.0)	(2)	(0.0)	(1)	50.0
Cumulated Translation Adjustment	9	300	0.1	6	0.0	294	4900.0

Total Equity	11,159	379,263	82.0	312,971	81.9	66,292	21.2

Total Liabilities & Shareholders’ Equity	13,609	462,508	100.0	382,191	100.0	80,317	21.0

Note:	(1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.98 per U.S. dollar as of September 30, 2004.

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. UNCONSOLIDATED BALANCE SHEET As of September 30 and June 30, 2004 (Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	September 30, 2004			June 30, 2004		QoQ
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%

Cash	2,304	78,290	16.9	82,142	18.7	(3,852)	(4.7)
Short Term Investment	1,357	46,128	10.0	41,199	9.4	4,929	12.0
Accounts Receivable - Trade	983	33,415	7.2	30,768	7.0	2,647	8.6
Inventories	372	12,629	2.7	11,725	2.7	904	7.7
Other Current Assets	212	7,220	1.6	7,981	1.8	(761)	(9.5)

Total Current Assets	5,228	177,682	38.4	173,815	39.5	3,867	2.2

Long Term Investment	1,712	58,186	12.6	49,217	11.2	8,969	18.2

Fixed Assets	14,506	492,964	106.6	475,348	108.1	17,616	3.7
Less Accumulated Depreciation	(8,410)	(285,808)	(61.8)	(275,066)	(62.5)	(10,742)	3.9

Net Fixed Assets	6,096	207,156	44.8	200,282	45.5	6,874	3.4

Other Assets	573	19,484	4.2	16,513	3.8	2,971	18.0

Total Assets	13,609	462,508	100.0	439,827	100.0	22,681	5.2

LIABILITIES
Accounts Payables	383	12,997	2.8	11,971	2.7	1,026	8.6
Payables to Contractors and Equipment Suppliers	449	15,261	3.3	8,658	2.0	6,603	76.3
Accured Expenses and Other Current Liabilities	323	10,974	2.4	23,418	5.3	(12,444)	(53.1)
Current Portion of Bonds Payable	147	5,000	1.1	5,000	1.1	0	0.0

Total Current Liabilities	1,302	44,232	9.6	49,047	11.2	(4,815)	(9.8)

Bonds Payable	883	30,000	6.5	30,000	6.8	0	0.0
Other Long Term Liabilities	265	9,013	1.9	9,706	2.2	(693)	(7.1)

Total Liabilities	2,450	83,245	18.0	88,753	20.2	(5,508)	(6.2)

SHAREHOLDERS’ EQUITY
Capital Stock	6,842	232,519	50.3	233,766	53.1	(1,247)	(0.5)
Capital Surplus	1,663	56,529	12.2	56,886	12.9	(357)	(0.6)
Legal Reserve	751	25,528	5.5	25,528	5.8	0	0.0
Retained Earnings	1,942	66,007	14.3	43,517	9.9	22,490	51.7
Treasury Stock	(48)	(1,617)	(0.3)	(8,676)	(2.0)	7,059	(81.4)
Unrealized Loss on Long-term Investments	0	(3)	(0.0)	(0)	0.0	(3)	-
Cumulated Translation Adjustment	9	300	0.1	53	0.0	247	466.0

Total Equity	11,159	379,263	82.0	351,074	79.8	28,189	8.0

Total Liabilities & Shareholders’ Equity	13,609	462,508	100.0	439,827	100.0	22,681	5.2

Note:	(1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.98 per U.S. dollar as of September 30, 2004.

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2004 and 2003
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)(1)
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2004		% of	3Q 2003	YoY	3Q 2004		% of	2Q 2004	QoQ
	USD	NTD	Sales	NTD	Inc(Dec) %	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	2,053	69,735	100.0	54,877	27.1	2,053	69,735	100.0	64,869	7.5
Cost of Sales	(1,107)	(37,595)	(53.9)	(33,430)	12.5	(1,107)	(37,595)	(53.9)	(36,730)	2.4

Gross Profit	946	32,140	46.1	21,447	49.9	946	32,140	46.1	28,139	14.2

Operating Expenses
General and Administrative Expenses	(76)	(2,578)	(3.7)	(1,615)	59.6	(76)	(2,578)	(3.7)	(2,604)	(1.0)
Selling and Marketing Expenses	(9)	(318)	(0.5)	(277)	14.8	(9)	(318)	(0.5)	(437)	(27.2)
Research and Development Expenses	(92)	(3,123)	(4.5)	(3,068)	1.8	(92)	(3,123)	(4.5)	(2,964)	5.4

Total Operating Expenses	(177)	(6,019)	(8.6)	(4,960)	21.4	(177)	(6,019)	(8.6)	(6,005)	0.2

Income from Operations	769	26,121	37.5	16,487	58.4	769	26,121	37.5	22,134	18.0

Net Non-operating Income (Expenses)	19	630	0.9	(140)	-	19	630	0.9	(264)	-
Investment Income	41	1,378	2.0	361	281.7	41	1,378	2.0	1,251	10.2

Income before Income Tax	829	28,129	40.3	16,708	68.4	829	28,129	40.3	23,121	21.7

Income Tax Credit (Expenses)	(6)	(196)	(0.3)	(1,539)	(87.3)	(6)	(196)	(0.3)	289	-

Net Income	823	27,933	40.1	15,169	84.1	823	27,933	40.1	23,410	19.3

Diluted Earnings Per Ordinary Share(2)	0.04	1.20		0.65	84.6	0.04	1.20		1.00	19.5

Earnings Per ADR(3)	0.18	6.00		3.25		0.18	6.00		5.02
Weighted Average Outstanding Shares (‘M)(4)		23,270		23,331			23,270		23,301

Note:	(1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.96 per U.S. dollar for the third quarter of 2004.
	(2)	EPS calculation for 3Q ‘03 is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.
	(3)	1 ADR equals 5 ordinary shares.
	(4)	Total weighted average outstanding shares for 3Q ‘03 and 2Q ‘04 are retroactively adjusted for stock dividends and stock bonus.

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2004 and 2003
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	Nine months ended September 30
	2004	2004	% of	2003	YoY
	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	5,717	192,117	100.0	144,125	33.3
Cost of Sales	(3,247)	(109,109)	(56.8)	(93,941)	16.1

Gross Profit	2,470	83,008	43.2	50,184	65.4

Operating Expenses
General and Administrative Expenses	(215)	(7,214)	(3.8)	(4,573)	57.8
Selling and Marketing Expenses	(31)	(1,051)	(0.5)	(932)	12.8
Research and Development Expenses	(266)	(8,948)	(4.7)	(8,657)	3.4

Total Operating Expenses	(512)	(17,213)	(9.0)	(14,162)	21.5

Income from Operations	1,958	65,795	34.2	36,022	82.7

Net Non-operating Expenses	14	458	0.2	(2,218)	-
Investment Income (Loss)	102	3,432	1.8	(344)	-

Income before Income Tax	2,074	69,685	36.3	33,460	108.3

Income Tax Credit (Expenses)	13	447	0.2	(2,204)	-

Net Income	2,087	70,132	36.5	31,256	124.4

Diluted Earnings Per Ordinary Share(2)	0.09	3.01		1.33	126.3

Earnings Per ADR(3)	0.45	15.07		6.66
Weighted Average Outstanding Shares (‘M)(4)		23,270		23,331

Note:	(1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.6 per U.S. dollar for the nine months of 2004.
	(2)	EPS calculation for 2003 is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.
	(3)	1 ADR equals 5 ordinary shares.
	(4)	Total weighted average outstanding shares for the nine months ended September 30, 2003, are retroactively adjusted for stock dividends and stock bonus.

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	9 Months 2004		3Q 2004	2Q 2004	3Q 2003
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	2,087	70,132	27,933	23,410	15,169
Depreciation & Amortization	1,382	46,457	15,371	15,997	15,450
Investment Loss (Gain) Recognized by Equity Method	(102)	(3,432)	(1,378)	(1,251)	(361)
Loss on Property, Plant, Equipment and Idle Assets	-	-	-	-	29
Gain on Sale of Long-Term Investments	0	(2)	-	(2)	(66)
Deferred Income Tax	(26)	(875)	46	(567)	1,539
Changes in Working Capital & Others	(159)	(5,334)	(3,813)	(1,501)	2,174

Net Cash Provided from Operating Activities	3,182	106,946	38,159	36,086	33,934

Cash Flows from Investing Activities:
Increase in Short-Term Investments	(1,100)	(36,972)	(4,929)	(24,773)	(8,610)
Acquisition of Fixed Assets	(1,656)	(55,650)	(16,471)	(22,828)	(8,208)
Proceeds from Disposal of Properties	9	310	60	182	26
Decrease (Increase) in Deposit-Out	4	148	(3)	-	88
Increase in Long-Term Investments	(395)	(13,282)	(7,339)	(5,775)	(36)
Proceeds from Sales of Long-Term Investments	0	8	-	8	458
Increase in Deferred Assets	(31)	(1,053)	(412)	(314)	(1,081)

Net Cash Used in Investing Activities	(3,169)	(106,491)	(29,094)	(53,500)	(17,363)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits & Others	(7)	(239)	(75)	(57)	(386)
Increase in Treasury Stocks	(210)	(7,060)	-	(6,583)	-
Cash Dividend - Common Shares	(362)	(12,160)	(12,160)	-	-
Cash Dividend - Preferred Shares	(5)	(184)	-	(184)	-
Bonus Paid to Employees	(20)	(682)	(682)	-	-
Bonus Paid to Directors and Supervisors	(4)	(128)	-	(128)	-

Net Cash Used in Financing Activities	(608)	(20,453)	(12,917)	(6,952)	(386)

Net Increase (Decrease) in Cash and Cash Equivalents	(595)	(19,998)	(3,852)	(24,366)	16,185

Cash and Cash Equivalents at Beginning of Period	2,925	98,288	82,142	106,508	66,546
Cash and Cash Equivalents at End of Period	2,330	78,290	78,290	82,142	82,731

Note:	(1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD33.6 per U.S. dollar, the weighted average exchange rate for the nine months of 2004.

TSMC

2004 Third Quarter Results Investor Conference

October 26th, 2004

TSMC IR
Oct 26, 2004

Empowering Innovation

TSMC 2004 Third Quarter Results Investor Conference October 26th, 2004

Agenda

- Welcome
- 2004 3Q Financial Results (unconsolidated) — Lora Ho
- Remarks — Morris Chang
- Q&A

TSMC IRD
Oct 26, P. 2
Empowering Innovation

Agenda Welcome 2004 3Q Financial Results Lora Ho (unconsolidated) Remarks Morris Chang Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 28, 2004, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

3Q'04 Result Highlights

Amount: NT$ billion	3Q'04 Amount	2Q'04 Amount	3Q'03 Amount
Net Sales	69.74	64.87	54.88
Net Income	27.93	23.41	15.17
EPS (NT$)	1.20	1.00	0.65
Cash and S-T Investment	124.42	123.34	94.40
Interest-bearing Debt	35.00	35.00	35.00
Shareholders' Equity	379.26	351.07	312.97
Wafers Shipped (Kpcs)	1,333	1,282	992
Utilization (%)	103%	106%	98%
ROE (%) *	30.6%	26.8%	19.9%

* Annualized ROE for the quarter.

TSMC IRD
Oct 26, P. 4
Empowering Innovation

3Q'04 Result Highlights * Annualized ROE for the quarter.

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	3Q04		2Q04	
Net Sales	60.9	100.0%	56.3	100.0%
COGS	(29.3)	-48.1%	(28.7)	-50.9%
Gross Profit	31.6	51.9%	27.6	49.1%

Amount:NT$ billion

	3Q'04		2Q'04		QOQ
	Amount	%	Amount	%	%
Net Sales	69.74	100.0%	64.87	100.0%	8%
COGS	(37.60)	-53.9%	(36.73)	-56.6%	2%
Gross Profit	32.14	46.1%	28.14	43.4%	14%
Operating Expense	(6.02)	-8.6%	(6.01)	-9.3%	0%
Operating Income	26.12	37.5%	22.13	34.1%	18%
Net Non-operating Income (Exp.)	0.63	0.9%	(0.26)	-0.4%	-
Investment Income	1.38	2.0%	1.25	1.9%	10%
Income before Tax	28.13	40.3%	23.12	35.6%	22%
Income Tax Credit (Exp.)	(0.20)	-0.3%	0.29	0.4%	-
Net Income	27.93	40.1%	23.41	36.1%	19%
EPS (NT$)	1.20		1.00		20%

TSMC IRD
Oct 26, P. 5
Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	3Q'04		3Q03	
Net Sales	60.9	100.0%	49.1	100.0%
COGS	(29.3)	-48.1%	(28.0)	-57.0%
Gross Profit	31.6	51.9%	21.1	43.0%

Amount:NT$ billion	3Q'04 Amount	3Q'04 %	3Q'03 Amount	3Q'03 %	YOY %
Net Sales	69.74	100.0%	54.88	100.0%	27%
COGS	(37.60)	-53.9%	(33.43)	-60.9%	12%
Gross Profit	32.14	46.1%	21.45	39.1%	50%
Operating Expense	(6.02)	-8.6%	(4.96)	-9.1%	21%
Operating Income	26.12	37.5%	16.49	30.0%	58%
Net Non-operating Income (Exp.)	0.63	0.9%	(0.14)	-0.3%	-
Investment Income	1.38	2.0%	0.36	0.7%	282%
Income before Tax	28.13	40.3%	16.71	30.4%	68%
Income Tax Expense	(0.20)	-0.3%	(1.54)	-2.8%	-87%
Net Income	27.93	40.1%	15.17	27.6%	84%
EPS (NT$)	1.20		0.65		85%

TSMC IRD
Oct 26, P.6
Empowering Innovation

Income Statement - YoY Comparison

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	3Q'04 Amount	3Q'04 %	2Q'04 Amount	2Q'04 %	3Q'03 Amount	3Q'03 %
Total Assets	462.5	100%	439.8	100%	382.2	100%
Cash & S-T Investments	124.4	27%	123.3	28%	94.4	25%
Accounts Receivable - Trade	33.4	7%	30.8	7%	24.9	7%
Inventory	12.6	3%	11.7	3%	11.8	3%
Total Current Assets	177.7	38%	173.8	40%	135.2	35%
Accounts Payable and Others	33.2	7%	25.6	6%	18.9	5%
Accrued Liabilities	11.0	2%	23.4	5%	8.3	2%
Total Current Liabilities	44.2	10%	49.0	11%	27.2	7%
L-T Debt	30.0	7%	30.0	7%	35.0	9%
Total Equity	379.3	82%	351.1	80%	313.0	82%
Key Indices						
A/R Turnover Days	43		42		41	
Inventory Turnover Days	38		36		39	
Current Ratio (x)	4.0		3.5		5.0	
Net Working Capital	133.4		124.8		108.0	

TSMC IRD
Oct 26, P.7

Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	3Q'04 Amount	2Q'04 Amount	3Q'03 Amount
From Operation	**38.2**	**36.1**	**33.9**
- Net Profit	27.9	23.4	15.2
- Depreciation & Amortization	15.4	16.0	15.5
- Other Op Sources/(Uses)	(5.1)	(3.3)	3.2
From Investment	**(29.1)**	**(53.5)**	**(17.4)**
- Capital Expenditure	(16.5)	(22.8)	(8.2)
- S-T Investment	(4.9)	(24.8)	(8.6)
- L-T Investment	(7.3)	(5.8)	(0.0)
- Other Investing Sources/(Uses)	(0.4)	(0.1)	(0.5)
From Financing	**(12.9)**	**(7.0)**	**(0.4)**
- Treasury Stock	-	(6.6)	-
- Cash Dividend & Employee Bonus	(12.8)	-	-
- Other Financing Sources/(Uses)	(0.1)	(0.4)	(0.4)

TSMC IRD
Oct 26, P. 8
Empowering Innovation

Cash Flows

Sales Breakdown by Technology

0.50u+
0.35u
0.25u
0.15/0.18u
0.13u-
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
11
42
24
12
11
17
45
20
9
9
19
47
19
8
7
18
45
20
10
7
20
44
18
11
7
25
42
15
10
8
30
38
14
10
8

TSMC IRD
Oct 26, P.9
Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
6
2
13
38
41
5
2
16
34
43
5
2
21
36
36
4
2
17
42
35
4
2
17
45
32
5
1
22
45
27
5
2
20
42
31

TSMC IRD
Oct 26, P. 10
Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
6
5
13
76
7
4
12
77
8
5
11
76
8
5
12
75
6
7
13
74
8
7
12
73
7
7
11
75

TSMC IRD
Oct 26, P. 11

Empowering Innovation

Sales Breakdown by Geography Note: This chart does not reflect the actual shipment destination of sales.

Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
0
32
68
1
26
73
1
26
73
0
29
71
1
30
69
1
31
68
0
31
69
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04

TSMC IRD
Oct 26, P. 12
Empowering Innovation

Sales Breakdown by Customer

Fab Utilization and ASP Trend

Blended ASP per 8" eq. wafer (US$)
1,800
1,200
600
0
Out Utilization Rate
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87%
102%
92%
104%
108%
101%
107%
105%
70%
44%
41%
50%
67%
85%
79%
61%
69%
88%
98%
101%
105%
106%
103%
1Q99
3Q99
1Q00
3Q00
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03
1Q04
3Q04
Utilization
ASP

TSMC IRD
Oct 26, P. 13
Empowering Innovation

Fab Utilization and ASP Trend

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Recap of Recent Major Events TSMC was Awarded the 2004 National Invention and Creation Award and the Gold Medal Contribution Award by the Ministry of Economic Affairs Intellectual Property Bureau (2004/10/13) TSMC and Freescale to Jointly Develop Silicon-on-Insulator (SOI) Technology focusing on 65-nm process technology (2004/10/12) TSMC Consistently Selected by Common Wealth Magazine as 'The Most Admired Company' for Eight Consecutive Years (1997-2004) (2004/10/01) TSMC Ships One Million 0.13-Micron Eight Inch Equivalent Wafers (2004/09/20) TSMC Distinguished by the KNOW Network as 'Asia's Most Admired Knowledge Enterprise' in 2004 (2004/09/01) TSMC Filed a Complaint with the US ITC Alleging that SMIC Misappropriated Trade Secrets and Infringed on Patents (2004/08/18) Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

http://www.tsmc.com

invest@tsmc.com

TSMC IR
Oct 26, 2004

Empowering Innovation

http://www.tsmc.com invest@tsmc.com

4Q04 Guidance Wafer shipments to decrease by a single digit percentage point sequentially; Overall utilization rate to be at mid-80s percentage level; Gross profit margin to be in the range of 42% to 44%; ASP to remain at about the same level sequentially.

http://www.tsmc.com

invest@tsmc.com

TSMC IR

Oct 26, 2004

Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 26, 2004	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer